UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Republic Power Group Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874 on August 24, 2026 at 10:00AM Eastern Time. Shareholders of the Company’s Class A ordinary shares, par value $0.50 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.50 each (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) voted by proxy or at the meeting.

Holders of 8,564,732 out of a total of 16,117,920 Class A Ordinary Shares issued and outstanding, and holders of 29,969 out of a total of 29,969 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, accounting for 53.22% of total outstanding shares voted. As a result, holders representing more than one third of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM and voting together as a single class, were presented in person or by proxy, and a quorum was therefore present for the transaction of business at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

That the amendment to the authorized shares of the Company be approved and adopted,

from an unlimited number of shares with a par value of US$0.50 each, comprising (i) an unlimited number of Class A Ordinary Shares and (ii) 62,500 Class B Ordinary Shares,

to 11,000,000,000 shares with a par value of US$0.50 each comprising (i) 10,000,000,000 Class A Ordinary Shares with a par value of US$0.50 each; and (ii) 1,000,000,000 Class B Ordinary Shares with a par value of US$0.50 each (the “Amendment to the Authorized Shares”, the proposal, “Amendment to the Authorized Shares Proposal”)

For	Against	Abstain
9,457,659	6,142	1

Accordingly, the Amendment to the Authorized Share Proposal has been approved.

2.

That conditional upon the approval of the Amendment to the Authorized Shares Proposal, the amendment to the existing fourth amended and restated memorandum of association of the Company by deleting Clause 5.3 thereof in its entirety and replacing it with the following new Clause 5.3 be approved and adopted:

“The Company is authorized to issue 11,000,000,000 shares with a par value of US$0.50 each comprising (i) 10,000,000,000 class A ordinary shares with a par value of US$0.50 each; and (ii) 1,000,000,000 class B ordinary shares with a par value of US$0.50 each.” (the “Change of Authorized Shares Clause”, the proposal, “Change of Authorized Shares Clause Proposal”)

For	Against	Abstain
9,457,660	6,141	1

Accordingly, the Change of Authorized Shares Clause Proposal has been approved.

3.	That conditional upon the approval of the sole holder of the Class B Ordinary Shares to the variation of the rights attached to the Class B Ordinary Shares, the increase of the number of votes carried by each Class B Ordinary Share from thirty (30) votes to one hundred (100) votes per share be adopted and approved (the “Change of Voting Power”, the proposal, “Change of Voting Power Proposal”).

For	Against	Abstain
9,457,416	6,177	209

Accordingly, the Change of Voting Power Proposal has been approved.

4.	That subject to the Amendment to the Authorized Shares Proposal, the Change of Authorized Shares Clause Proposal and the Change of Voting Power Proposal being approved, the fifth amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Fifth M&A”), which reflects the Amendment to the Authorized Shares, the Change of Authorized Shares Clause and the Change of Voting Power, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company (the “Amendment to M&A Proposal”).

For	Against	Abstain
9,457,437	6,156	209

Accordingly, the Amendment to M&A Proposal has been approved.

5.	That subject to the Fifth M&A becoming effective:

i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued Class A Ordinary Shares with a par value of US$0.50 each and (ii) each of the issued and unissued Class B Ordinary Shares with a par value of US$0.50 each at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the Fifth M&A be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for the then current memorandum and articles of association of the Company.

For	Against	Abstain
9,457,608	6,193	1

Accordingly, the New Amended M&A Proposal has been approved.

6.	That (a) subject to the Company receiving all necessary governmental and regulatory consents, the change of domicile of the Company (the “Change of Domicile”) from the British Virgin Islands to the Cayman Islands by way of discontinuance as a BVI business company under the laws of the British Virgin Islands and continuation as an exempted company under the laws of the Cayman Islands be approved and adopted and (b) any officer or director of the Company be authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements, whether under the corporate seal of the Company or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing (the “Redomiciliation Proposal”).

For	Against	Abstain
9,457,604	3,578	2,620

Accordingly, the Redomiciliation Proposal has been approved.

7.	As a special resolution, that conditional and effective upon the continuation of the Company in the Cayman Islands as an exempted company under the laws of the Cayman Islands, the memorandum of association and articles of association in the form attached hereto as Appendix B (the “Cayman M&A”), be approved and adopted as the memorandum of association and articles of association of the Company in substitution for and to the exclusion of anything previously existing (the “Adoption of Cayman M&A Proposal”).

For	Against	Abstain
9,457,395	3,578	2,829

Accordingly, the Adoption of Cayman M&A Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: August 25, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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